SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 28, 2007______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

First Quarter Financial Statements as at June 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 28, 2007

BiO

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

JUNE 30, 2007

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Three Months June 30, 2007

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2007 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the three months ended June 30, 2007 and June 30, 2006.

President^s Letter to Shareholders

In the Company^s first quarter, ended June 30, 2007, sales of the Company^s Sucanon diabetes drug increased by approximately 115% over the year-earlier quarter and totalled $104,906.

During the quarter, the transition of the Company^s Mexico distribution from an exclusive marketer into the hands of the Company^s own managers in Mexico City was continued. Advertising and marketing, which had declined under the exclusive distribution agreement, continued to be rebuilt.

Also during the quarter, the Company launched a new website, www.sucanonhealth.com, through which diabetics in countries outside Mexico, including Canada and the United States, can buy Sucanon for personal use.

In the quarter ending June 30, an agreement was signed with a Colombian pharmaceutical distributor for distribution of Sucanon in Colombia, Peru, Ecuador and Costa Rica. The Company will supply the distributor with blister-packed Sucanon. The distributor will add country-specific external packaging. It is anticipated that distribution in some of these markets will begin in the fourth quarter of calendar 2007.

In May of the quarter, the Company^s Sucanon drug received the support of the Mexican Diabetes Federation in an editorial published in the Federation^s scientific magazine, Diabetes Hoy. The increasingly recognized safety and efficacy of Sucanon has contrasted sharply with the safety issues that have recently come forward with regard to some competitive products, which has led to the FDA requiring a "black box" warning on Avandia, and has contributed to growing interest in Sucanon on the part of a number of pharmaceutical distributors.

During the quarter ending June 30, Biotech initiated discussions with distributors seeking distribution licenses for Argentina, Chile and Brazil. Biotech is also examining the potential for making use of its growing distribution system in Mexico to deliver other health products. Discussions are underway with one company interested in making use of Biotech^s distribution system in Mexico and elsewhere for a non-diabetic product that is a well-recognized brand in Latin American markets.

During the quarter ending June 30, management in Vancouver and Mexico City pursued discussions with pharmaceutical distributors in Mexico interested in participating in the expansion of Sucanon availability in Mexico. These discussions include a private company seeking a supply commitment of at least 300,000 packages of Sucanon to be delivered over a six-month period beginning in the fourth quarter of calendar 2007 and a Mexican government institution interested in making Sucanon more widely available.

Interest in delivering Sucanon as part of a new product for the diabetic market has also been expressed by a company with brand recognition worldwide.

Robert Rieveley, President

August 29, 2007

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2007.

Operating Results

Revenues from the sale of Sucanon in the 3 months ended June 30, 2007 were $104,906 which resulted in a Gross Profit of $71,633. The revenues in the same 3 month period ended June 30, 2006 were $48,621 and the Gross Profit was $24,724.

Operating expenses totaled $479,048 (2006: $381,313) representing an increase of $97,735 (25.6%) from the expenses incurred in the 3 months ended June 30, 2006.

Stock-based compensation increased from $40,135 to $189,204 (an increase of $149,069 or 371%) due to a correction in the method of calculating this expense and the large block of options granted in the period. The methodology for calculating the Stock-based compensation was corrected in the quarter ended March 31, 2007. Prior to March 31, 2007, the Company amortized stock based compensation expense for unvested employee stock options over the life of the options instead of the duration of the vesting period.

General, administrative and selling expenses increased from $126,113 to $161,985 (an increase of $35,872 or 28.4%). The main contributing factor to this increase was the increase in staff in the Mexican office.

Product Marketing costs increased from $34,710 to $60,596 (an increase of $25,886 or 74.5%). The Company reduced its advertising expenditures from January to September 2006 due to a dispute with its Mexican Marketing company and the Company severely constrained its advertising during the quarter as it had a lack of capital partially caused by its not trading on the Company^s exchange in Canada.

Interest expense increased from $16,670 to $37,487 (an increase of $20,817 or 124.9%) due to increased borrowings from related parties over the year.

Amortization Expenses decreased from $127,981 to $3,193 because Technology Interests were fully amortized in the year ended March 31, 2007.

The loss for the quarter ended June 30, 2007 was $407,415 (2006: $356,590) and the loss per common share was $0.01 for both periods.

Financial Highlights

The net loss for the quarter was $407,415 (2006: $356,590). After adding back items not involving cash (including amortization, stock-based compensation), and changes in non-cash operating working capital items used $222,641 (2006: $228,202) in cash during the three-months ended June 30, 2007.

Financing activities provided $238,087 (2005: $244,424) in cash flow due to increases in amounts due to related parties. There was no change in Share Capital from April, 2006 to June 2007.

As a result cash increased $15,446 (2006: $16,222) in the three-month period. As at June 30, 2007, the working capital deficiency was $3,114,952 (June 30, 2006: $2,899,934).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

Biotech Holdings Ltd.

Consolidated Balance Sheet
as at	June 30	Mar 31,
	2007	2007
	(unaudited)	(audited)
ASSETS
Current Assets
Cash	$ 38,804	$ 23,358
Accounts receivable - net	160,434	164,573
Inventory	5,215	10,823
	204,453	198,754
Property & Equipment
Continuing operations	112,071	115,264
Held for resale	1	1

Technology Interests	1	1

	$ 316,526	$ 314,020

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,238,769	$ 1,256,139
Due to related parties (note 5)	2,080,636	1,842,549
	3,319,405	3,098,688
Note payable	224,343	224,343
	3,543,748	3,323,031

SHAREHOLDERS^ (DEFICIENCY)
Share Capital
Common shares	25,733,318	25,733,318
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	1,339,994	1,150,790
Deficit	(31,681,225)	(31,273,810)
	(3,227,222)	(3,009,011)
	$ 316,526	$ 314,020

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements for the year ended March 31, 2007.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	3 Months to	3 Months to
	June 30	June 30
	2007	2006
	(unaudited)	(unaudited)

Sales	$ 104,906	$ 48,621
Cost of Sales	33,273	23,897
Gross Profit	71,633	24,724

Operating Expenses
Stock-based compensation	189,204	40,135
General, administrative
and selling	161,985	126,113
Product marketing costs	60,596	34,710
Interest - current debt and other	37,487	16,670
Foreign exchange	16,252	5,854
Office rent, utilities and maintenance	10,105	15,084
Amortization	3,193	127,981
Professional fees	226	14,767
	479,048	381,314

Loss for the Period	(407,415)	(356,590)

Deficit, beginning of period	(31,273,810)	(29,595,443)

Deficit, end of period	(31,681,225)	(29,952,033)
Basic and Fully Diluted Loss per
Common Share
From continuing operations	(0.01)	(0.01)
From discontinued operations	0.00	0.00

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	3 Months to	3 Months to
	June 30	June 30
	2007	2006
	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (407,415)	$ (356,590)

Add (Deduct):
Amortization	3,193	127,981
Stock-based compensation	189,204	40,135

	(215,018)	(188,474)
Add (Deduct) changes in:
Accounts Receivable	4,139	(18,703)
Inventory	5,608	6,863
Accounts Payable	(17,370)	(27,888)
	(222,641)	(228,202)

Financing Activities:
Due to related parties	238,087	244,424
	238,087	244,424

Investing Activities:
	-	-
	-	-

Increase (Decrease) in Cash	15,446	16,222

Cash, beginning of period	23,358	68,279

Cash, end of period	$ 38,804	$ 84,501

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

June 30, 2007

1. Nature of business and ability to continue operations

The Company^s business focus remains the development of distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $31,681,225 and a Shareholders^ Deficiency of $3,227,222 at June 30, 2007. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2007 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows:

Revenue Recognition

The Company^s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. During fiscal 2007, the Company^s Mexican subsidiary also began marketing Sucanon.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2007

3. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance June 30, 2006 to June 30,
2007		92,229,512	25,733,318	13,806,907	1,380,691

Contributed Surplus

The change in Contributed Surplus in the quarter ended June 30, 2007 was as follows:
Contributed Surplus, beginning of year	$ 1,150,790

Stock-based compensation	189,204

Contributed Surplus, June 30, 2007	$ 1,339,994

Securities issued in the period:

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended June 30, 2007.

Outstanding Warrants to Purchase Common Shares as of June 30, 2007

No common share warrants were outstanding on June 30, 2007.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on June 30, 2007.

Stock Options Exercised in the Period

No stock options were exercised during the quarter ended June 30, 2007. Subsequent to June 30, 2007, 8,600 stock options were exercised for total proceeds of $860.

Stock Options Granted in the Period

In April, 2007, the Company announced that it had granted a total of 5,034,000 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.11 per share, vest October 12, 2007 and expire April 12, 2009.

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2007

3. Share Capital (continued)

Outstanding Stock Options as at June 30, 2007:
Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.55 Mar. 24, 2008	1,190,000	900,000	160,000	130,000
$0.135 Feb. 22, 2008	300,000	300,000
$0.16 Jun. 22, 2008	896,000	560,000		336,000
$0.10 Jun. 22, 2008	536,400	430,000	40,000	66,400
$0.10 Jun. 26, 2008	300,000	300,000
$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	5,034,000	4,310,000	410,000	314,000
Outstanding as at June 30, 2007	8,531,400	6,800,000	885,000	846,400

A breakdown of outstanding options as at June 30, 2007 to Directors and Officers was as follows:
Grant Date	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06	12-Apr-07	Total
Exercise Date	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06	12-Oct-07
Expiry Date	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08	12-Oct-09
Option Price	$0.55	$0.14	$0.16	$0.10	$0.10	$0.11

Cheryl Rieveley, Director	120,000		90,000	70,000		340,000	620,000
Gale Belding, Director	120,000		-	70,000		430,000	620,000
Johan de Rooy, Director	100,000		90,000	50,000		360,000	600,000
Art Cowie, Director		300,000		50,000		150,000	500,000
Ross Wilmot, Director					300,000	200,000	500,000
Robert Rieveley Director & CEO	500,000		190,000	150,000		2,660,000	3,500,000
Lorne Brown, CFO	60,000		190,000	40,000		170,000	460,000

Total	900,000	300,000	560,000	430,000	300,000	4,310,000	6,800,000

4. Stock based compensation

Using the fair value method to value stock options, $189,204 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 169% and a weighted average risk free rate of 4.2%. The total cost of the stock-based compensation expense is being recognized over the period from the grant date to the vesting date.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2007

5. Related party transactions

Due to Related Parties
		Jun. 30, 2007	Mar 31, 2007
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended June 30, 2007, $5,968 in interest was accrued.

		$ 304,367	$ 298,399
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	22,646	4,551
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	10,139	6,802
		337,152	309,752

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 3 months ended June 30, 2007, the notes
were increased by advances of $220,853

During the period, interest expense of $31,102 was accrued.	1,743,484	1,532,797
	1,743,484	1,532,797
Total	$ 2,080,636	$ 1,842,549

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
Management fees paid and accrued to an officer	$ 36,000
Salaries & Benefits	$ 44,852
Interest accrued on Notes Payable to related parties	$ 37,070
Services provided by Companies controlled by Insiders	$ 20,531

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

Quarter Ended
June 30, 2007

Salaries and Benefits	$ 66,358
Management Fees	33,962
Investor Relations	21,698
Communication, Travel and Promotion	18,935
Office Expenses	13,956
Bad Debts	5,641
Stock Exchange and Transfer Agent Fees	1,435

Total	$ 161,985